Filed by Beneficial Bancorp, Inc.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Beneficial Bancorp, Inc.

Commission File No: 001-36806

Talking Points and FAQs About Our Historic Partnership With WSFS Bank

All Employees

Why is Beneficial Bank merging with WSFS?

Our customers need and want to be served by an independent community bank that has the size and scale to compete with the big players in our market. Our combined company will allow us to be that bank yet remain a community bank with deep relationships and roots here in the Delaware Valley.

What should I know about WSFS?

WSFS Bank is both the oldest and the largest bank and trust company headquartered in the Delaware Valley. WSFS is one of the ten oldest banks in the United States continuously operating under the same name.

Like our own founding in 1853, Wilmington Savings Fund Society was chartered as a Delaware thrift in 1832 by a group of Wilmington community leaders and businessmen. The bank was formed for the working citizens of Wilmington to encourage thrift, and safeguard and increase their savings in a community bank.

WSFS provides financial services including commercial banking, retail banking and trust and wealth management.

What is the timing of the combination?

The target period for regulatory approval and financial close for the transaction is the 1st Quarter of 2019. The projected system conversion and WSFS renaming process will occur in Q3 2019.

What happens to the Beneficial Bank name?

Following the completion of the combination, the Beneficial Bank name will be retired. Our combined institutions will serve the Delaware Valley under the WSFS Bank name.

What happens to me? Will I lose my job?

We are working with WSFS to evaluate roles and responsibilities across the two companies.  We have already begun a process with the WSFS Human Resources team whereby every employee of Beneficial will have an opportunity to have a conversation about his or her experience, background, and future interests. From there, all job openings will be matched to what they have learned from our employees. All employees will be notified by October 31st as to whether their position will be retained or redeployed.  While some positions may be lost, there will be opportunities throughout the combined company to continue employment. WSFS is a growing organization and will have many open positions to support the combined $13 billion company. Keep in mind, we are approaching this as a transformation and we anticipate needs changing along the way.

Where will the combined company be headquartered?

WSFS Bank will remain headquartered in Wilmington, Delaware. The Philadelphia region is a critical market for WSFS. In addition to their headquarters in Wilmington, they will maintain a significant presence in Philadelphia to best serve the entire Delaware Valley.

What happens to the branch locations?

Our banks share several common markets. We are in the process of evaluating all locations to identify consolidations within the combined branch network and understand employee impact.

Are we still opening accounts and taking loans?

Yes. It is business as usual and we are opening accounts as Beneficial Bank. It’s important that we focus on meeting our goals in 2018.

Can our customers start to use the WSFS branches?

Customers will not have access to their Beneficial accounts at WSFS branches until after the integration of systems is complete in the third quarter of 2019.

Will my branch hours remain the same?

Yes. All branch hours will remain the same.

Will the dress code change in the branches?

No.  All branch employees will maintain the current dress code and wear their Beneficial branded apparel until the integration is complete.

Do they offer additional products and services?

WSFS offers more options to help Customers manage and grow their money, with cash management tools, wealth management services, commercial banking services, robust online and mobile banking products, and a vast network of over 450 WSFS branded surcharge-free ATMs across the region.

Customers

•                  It’s business as usual. Beneficial employees will continue to provide the same personal service as you’ve come to expect, and all branch hours will remain the same.

•                  WSFS uses the same online and mobile banking as Beneficial.

•                  Beneficial Bank and WSFS Bank are two financial institutions with cultures and histories that complement each other.

•                  Both our banks were founded in the Delaware Valley, they are the oldest in the region, and both were started to serve people of modest means.

•                  Our partnership will be grounded on doing what is right for the people and businesses in our region.

•                  We believe the combination of the two organization will create the largest and premier locally-headquartered community bank for the Delaware Valley. We are excited with the news and will share more information with you as it becomes available.

•                  WSFS provides comprehensive financial services including commercial banking, retail banking and trust and wealth management.

•                  Following the completion of the combination and the subsequent integration in the third quarter of 2019, the Beneficial Bank name will be retired. Our combined institutions will serve the Delaware Valley under the WSFS Bank name.

•                  We will continue to open accounts and make loans as Beneficial Bank.

•                  Customers will not have access to their Beneficial accounts at WSFS branches until after the integration of systems is complete in the third quarter of 2019.

Grant Recipients

•                  Beneficial Bank announced today that they have entered into a definitive merger agreement with WSFS Financial Corporation, the parent company of WSFS Bank.

•                  Beneficial Bank and WSFS Bank are two financial institutions with cultures and histories that complement each other. Both banks were started to serve people of modest means.

•                  Our partnership will be grounded on doing what is right for the people and businesses in our region.

•                  We believe the combination of the two organization will create the largest and premier locally-headquartered community bank for the Delaware Valley. We are excited with the news and will share more information with you as it becomes available.

•                  It’s business as usual. Beneficial employees will continue to provide the same personal service as you’ve come to expect, and all branch hours will remain the same.

•                  Following the completion of the combination in the third quarter of 2019, the Beneficial Bank name will be retired. Our combined institutions will serve the Delaware Valley under the WSFS Bank name.

I have submitted a grant request. Will it still be considered?

Yes. Your request will be reviewed, and the process will remain the same for grants through the close of the business transaction anticipated in 1st Quarter of 2019.

If I’m supporting a non-profit through a grant or sponsorship, who should receive the recognition?

Beneficial should receive the recognition, unless otherwise specified by Management.

My organization has a multi-year grant with Beneficial. What will happen to the grant for the remaining years?

The Beneficial Foundation will honor all multi-year grants that have already been committed to.

WSFS is located in Wilmington, DE. Will organizations in Pennsylvania and New Jersey still be supported?

Yes. The Philadelphia region is a critical market for WSFS. In addition to their headquarters in Wilmington, they will maintain a significant presence in Philadelphia to best serve the entire Delaware Valley.

Does WSFS have a Foundation

Yes. They are extremely committed to the communities they serve and focus philanthropic efforts on education, health and human services, programs for the homeless and needy and economic development and business growth.

Vendors

•                  Today it was announced that Beneficial Bank and WSFS Bank have agreed to enter into a definitive merger agreement.

•                  The target period for regulatory approval and financial close for the transaction is the 1st Quarter of 2019.

•                  The projected system conversion and rebranding process, that is when both banks will operate under the WSFS Bank brand, will occur in Q3 2019.

•                  We believe the combination of the two organization will create the largest and premier locally-headquartered community bank for the Delaware Valley. We are excited with the news and will share more information with you as it becomes available.

Important Additional Information will be Filed with the SEC

This memorandum does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed acquisition by WSFS of Beneficial (the “Proposed Transaction”). No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, and no offer to sell or solicitation of an offer to buy shall be made in any jurisdiction in which such offer, solicitation or sale would be unlawful. In connection with the Proposed Transaction, WSFS will file with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Registration Statement”) that will include a joint proxy statement of WSFS and Beneficial and a prospectus of WSFS (the “Joint Proxy/Prospectus”), and each of WSFS and Beneficial may file with the SEC other relevant documents concerning the Proposed Transaction. The definitive Joint Proxy/Prospectus will be mailed to stockholders of WSFS and Beneficial. Stockholders are urged to read the Registration Statement and Joint Proxy/Prospectus regarding the Proposed Transaction carefully and in their entirety when they become available and any other relevant documents filed with the SEC by WSFS and Beneficial, as well as any amendments or supplemental to those documents, because they will contain important information about the Proposed Transaction. Free copies of the Registration Statement and the Joint Proxy/Prospectus, as well as other filings containing information about WSFS and Beneficial, may be obtained at the SEC’s website (http://www.sec.gov) when they are filed. You will also be able to obtain these documents, when they are filed, free of charge, by directing a request to WSFS Financial Corporation, WSFS Bank Center, 500 Delaware Avenue, Wilmington, Delaware 19801 or by directing a request to Beneficial Bancorp, Inc., Beneficial Bank Place, 1818 Market Street, Philadelphia, Pennsylvania 19103.

Participants in the Solicitation

WSFS, Beneficial and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the stockholders of WSFS or Beneficial in respect of the Proposed Transaction. Information about WSFS’ directors and executive officers is available in its proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on March 23, 2018, and information regarding Beneficial’s directors and executive officers is available in its proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on March 8, 2018. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Joint Proxy/Prospectus and other relevant materials to be filed with the SEC when they become available. Free copies of this document may be obtained as described in the preceding paragraph.

Forward-Looking Statements

This communication contains estimates, predictions, opinions, projections and other “forward-looking statements” as that phrase is defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, without limitation, statements relating to the impact WSFS expects its proposed acquisition of Beneficial to have on the combined entity’s operations, financial condition, and financial results, and WSFS’s expectations about its ability to successfully integrate the combined businesses and the amount of cost savings and overall operational efficiencies WSFS expects to realize as a result of the proposed acquisition. The forward-looking statements also include predications or expectations of future business or financial performance as well as goals and objectives for future operations, financial and business trends, business prospects, and management’s outlook or expectations for earnings, revenues, expenses, capital levels, liquidity levels, asset quality or other future financial or business performance, strategies or expectations. The words “believe,” “expect,” “anticipate,” “plan,” “estimate,” “target,” “project” and similar expressions, among others, generally identify forward-looking statements. Such forward-looking statements are based on various assumptions (many of which are beyond the control of WSFS and Beneficial) and are subject to risks and uncertainties (which change over time) and other factors which could cause actual results to differ materially from those currently anticipated. Such risks and uncertainties include, but are not limited to, the possibility that the proposed acquisition does not close when expected or at all because required regulatory, stockholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all, the failure to close for any other reason, changes in WSFS’s share price before closing, that the businesses of WSFS and Beneficial will not be integrated successfully, that the cost savings and any synergies from the proposed acquisition may not be fully realized or may take longer to realize than expected, disruption from the proposed acquisition making it more difficult to maintain relationships with employees, customers or other parties with whom WSFS or Beneficial have business relationships, diversion of management time on merger-related issues, risks relating to the potential dilutive effect of shares of WSFS common stock to be issued in the transaction, the reaction to the transaction of the companies’ customers, employees and counterparties and other factors, many of which are beyond the control of WSFS and Beneficial. We refer you to the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of WSFS’s Annual Report on Form 10-K for the year ended December 31, 2017, the Annual Report on Form 10-K filed by Beneficial for the year ended December 31, 2017 and any updates to those risk factors set forth in WSFS’s and Beneficial’s Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings, which have been filed by WSFS and Beneficial with the SEC and are available on the SEC’s website at www.sec.gov. All forward-looking statements, expressed or implied, included in this communication are expressly qualified in their entirety by the cautionary statements contained or referred to herein. The actual results or developments anticipated may not be realized or, even if substantially realized, they may not have the expected consequences to or effects on WSFS, Beneficial or their respective businesses or operations. We caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date on which they are made. Neither WSFS nor Beneficial undertakes any obligation, and specifically declines any obligation, to revise or update any forward-looking statements, whether as a result of new information, future developments or otherwise.